SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13 )

NEW CONCEPT ENERGY, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
643611-10-6
(CUSIP Number)
Steven C. Metzger
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
214-740-5030
214-523-3838 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	643611-10-6

1	NAMES OF REPORTING PERSONS International Health Products, Inc., FEI No. 75-2302531

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

	7	SOLE VOTING POWER 395,078

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 395,078
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,345,078

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	643611-10-6

1	NAMES OF REPORTING PERSONS TacCo Financial, Inc., FEI No. 75-2442090

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 500

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 500
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	643611-10-6

1	NAMES OF REPORTING PERSONS Gene E. Phillips

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	643611-10-6

1	NAMES OF REPORTING PERSONS Syntek West, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	643611-10-6

1	NAMES OF REPORTING PERSONS URC Energy LLC,

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 950,000

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 950,000
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	643611-10-6

1	NAMES OF REPORTING PERSONS Syntek Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer
     This Amendment No. 13 to Statement on Schedule 13D (this “Amendment No. 13”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of New Concept Energy, Inc. (formerly CabelTel International Corporation), a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 12 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. The name of the Issuer changed on May 21, 2008. The CUSIP number of the Shares is 643611-10-6. The Shares are currently listed and traded on the American Stock Exchange LLC.
     This Amendment No. 13 is being filed to reflect the sale and disposition by two of the “Reporting Persons” of 395,078 Shares (20.29%) and the sale of all of the Membership Interest in URC Energy LLC, by one entity to another entity which again becomes a “Reporting Person.” See Items 3 and 5 below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:
     (a)-(c) and (f). This Amendment No. 13 is being filed on behalf of International Health Products, Inc., a Nevada corporation (“IHPI”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”), URC Energy LLC, a Nevada limited liability company (“URCELLC”), Syntek West, Inc., a Nevada corporation (“SWI”) 100% owned by Gene E. Phillips, an individual and Syntek Acquisition Corp., a Nevada corporation (“SAC”) which is a wholly owned subsidiary of SWI. IHPI, TFI, and URCELLC are collectively referred to as the “Reporting Persons.” SWI, SAC and Gene E. Phillips are ceasing to be Reporting Persons (see item 5(e) below) The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended. IHPI is owned by a trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”). IHPI is managed by R Neil Crouch II who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Crouch consults on a regular basis with Mr. Phillips regarding investments in marketable securities by IHPI. TFI’s day-to-day operations are managed by the same personnel who manage IHPI’s day-to-day operations and other private companies owned by Gene E. Phillips or his family trusts. TFI has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074. IHPI has its principal office at 1755 Wittington Place, Dallas, Texas 75234.
     URCELLC’s sole and managing member is IHPI, having acquired such Membership Interest from SWI which is 100% owned by Gene E. Phillips. The directors and executive officers of SWI are Gene E. Phillips, Director, Chairman, President and Chief Executive Officer and Craig E. Landess, Director, Vice President, Treasurer and Secretary. The principal executive offices of URCELLC, are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 and SWI, 1755 Wittington Place, Suite 340, Dallas, Texas 75234.
     The directors and executive officers of SAC are the same as SWI and are Gene E. Phillips, Director, Chairman, President and Chief Executive Officer and Craig E. Landess, Director, Vice President, Treasurer and Secretary. The principal executive offices of SAC are the same as SWI at 1755 Wittington Place, Suite 340, Dallas, Texas 75234.

     As of the time of filing of this Amendment No. 13, each of SWI, SAC and Gene E. Phillips will cease to be a “Reporting Person” under the Amended Statement as each has disposed of all Shares previously owned (directly or beneficially). See Item 5(e) below.
Item 3. Source and Amount of Funds or Other Consideration
     The funds utilized by IHPI to acquire the 395, 078 Shares described in item 5c and 6 below, came from the working capital funds of IHPI by assumption of indebtedness. The funds utilized by IHPI to acquire all of the Membership Interest in URC LLC from SWI, came from the working capital funds of IHPI by assumption of indebtedness and issuance by IHPI to SWI of a Promissory Note in the amount of $2,150,092 payable on demand, or if no demand occurs prior thereto on July 31, 2012 and bearing interest at 1% plus the Wall Street Journal prime rate of interest.
Item 4. Purpose of Transaction
     Each of the Reporting Persons which acquired or continue to own the Shares described in Item 5 below hold such Shares to continue an investment position in the Company. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in:
     (a) The acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or to the extent no restrictions upon the Reporting Persons exist, to possibly dispose of any portion or all of their respective securities of the Issuer presently owned; or
     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; or
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
or
     (d) A change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; however, by virtue of the collective percentage ownership in excess of 69% of the outstanding shares, the Reporting Persons will be able to elect all directors of the Company under the Company’s current procedure of the annual election of the Board of Directors by a plurality of the votes cast in person or proxy in the election of directors; or
     (e) Any material change in the present capitalization or dividend policy of the Issuer; or
     (f) Any other material change in the Issuer’s business or corporate structure; or
     (g) Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except that the Reporting Persons may support a potential change of the name of the Issuer which would require an amendment to the Issuer’s charter and as the Reporting Persons in the aggregate currently own in excess of a majority of the number of shares of outstanding of the Company, such item itself will impede the acquisition of control of the Issuer by any other person unless supported by the Reporting Persons; or
     (h) Causing a class of securities of the Issuer to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-deliver quotation system of a register national securities association; or
     (i) A class of equity of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) According to the latest information available as of May 15, 2009, the total number of issued and outstanding Shares is believed to be 1,946,935 Shares, and each of the Reporting Persons own and hold directly the following Shares as of July 21, 2009:

	No. of Shares	Approximate
Name	Owned Directly	Percent of Class
IHPI	395,078	20.29%
TFI*	500	0.03%
Gene E. Phillips	-0-	0.00%
URCELLC	950,000	48.79%
SWI	-0-	0.00%
SAC	-0-	0.00%

	1,345,578	69.11%

*	TFI also holds exercisable rights under a Stock Option Agreement dated December 16, 2003 covering the right to purchase 40,000 Shares at $2.60 per Share.
     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of TFI may be deemed to beneficially own the Shares held directly by TFI; each of the directors of IHPI may be deemed to beneficially own any Shares held by URCELLC and IHPI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of July 21, 2009:

Name of Director or		No. of Shares	Approximate
Manager	Entity	Beneficially Owned	Percent of Class
J.T. Tackett	TFI	500	0.03%
E. Wayne Starr	TFI	500	0.03%
R. Neil Crouch II	IHPI and URCELLC	1,345,078	69.08%

Total Shares beneficially owned by Reporting Persons and individuals listed above:		1,345,578	69.11%

     (b) Each of the directors of TFI share voting and dispositive power over the 500 Shares held directly by TFI. R. Neil Crouch the sole director of IHPI voting and dispositive power over the 950,000 Shares held directly by URCELLC and over the 395,078 Shares held by IHPI.
     (c) During the sixty calendar days ended July 21, 2009, except for the acquisition of 395,078 Shares by IHPI and the acquisition by IHPI of all of the Membership Interest in URCE LLC described in Item 3 above, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof.
     (d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.
     (e) The following ceased to be Reporting Persons on or about the date described below for the reasons set forth below:
     (i) SAC ceased to own any securities of the Issuer or any Shares on or about July 17, 2009, when it distributed to SWI all 345,078 (which was mistakenly reported in Amendment No. 12 to be 395,080 shares) Shares previously owned by SAC.
     (ii) SWI ceased to own of record or beneficially any Shares on July 21, 2009 when it sold 345,078 Shares and the Membership Interest in URC LLC to IHPI and therefore ceased to be a reporting Person.
     (iii) Gene E. Phillips ceased to own of record or beneficially any Shares on July 21, 2009 when SWI sold 397,078 Shares and the Membership Interest in URCE LLC IHPI and therefore ceased to be a Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 of the Amended Statement is hereby further amended by adding the following at the end of current Item 6 in place of the next-last and second-last paragraphs thereof.
     Of the Shares transferred by SWI to IHPI , 385,110 Shares are now held in a brokerage account at Oppenheimer & Co. and may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements which are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operating of any of which should not give any person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account and it is impracticable at any time to determine the amounts, if any, with respect to such Shares and interest cost under such arrangements vary with applicable costs and account balances.
     Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
     None.

SIGNATURES
     After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 11 to Schedule 13D is true, complete and correct.
     Dated: July 22, 2009

TACCO FINANCIAL, INC.	INTERNATIONAL HEALTH PRODUCTS, INC.

By: /s/ Craig E. Landess	By: /s/ R. Neil Crouch

Craig E. Landess, Secretary	R. Neil Crouch II, President and Treasurer

URC ENERGY LLC

By: /s/ R. Neil Crouch	/s/ Gene E. Phillips

R. Neil Crouch II, Vice President	Gene E. Phillips

SYNTEK WEST, INC.	SYNTEK ACQUISITION CORP.

By: /s/ Craig E. Landess	By: /s/ Craig E. Landess

Craig E. Landess, Vice President, Secretary and Treasurer	Craig E. Landess, Vice President, Secretary and Treasurer